

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

August 25, 2014

<u>Via E-Mail</u>
Mr. Ilia Tomski
President and Chief Executive Officer
Asteriko Corp.
616 Corporate Way, Suite 2-6834
Valley Cottage, NY 10989

>   **Re: Asteriko Corp.**
>   **Registration Statement on Form S-1**
>   **Filed July 29, 2014**
>   **File No. 333-197692**

Dear Mr. Tomski:

We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Your filing indicates that you have limited operating activities, minimal revenues, nominal assets, issue penny stock, and have a limited ability to carry out your proposed business plan. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

2. Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

3. Please revise the disclosure throughout the filing to state that you are currently a shell company because it appears from the disclosure that the company has both nominal operations and nominal assets. See Rule 405 of Regulation C under the Securities Act.

4. Please ensure that financial statement amounts disclosed throughout your document agree with amounts reflected in your audited financial statements. For example, we note on page 3 that you disclose your assets at $11,401 while your financials show assets to be $11,390.

Cover Page of the Prospectus

5. Please revise the cover page to state that you have no operations and no assets rather than "modest" assets and operations.

6. Please disclose the date on which the offering will end.

The Company, page 3; Description of Product or Services, page 19; Competition and Competitive Strategy, page 20

7. We do not understand that statement here and elsewhere that you have generated revenue from sales to three customers in light of your disclosure that you have no assets or operations and have been engaged primarily in organizing activities. Please elaborate on these sales. For instance, who produced the products you sold? We may have additional comments after reviewing your response.

8. Please disclose that you have no operations or assets and are a shell company.

The Offering, page 3

9. The statement that to close the offering all of the offered shares must be sold is inconsistent with disclosure elsewhere that this is a best efforts offering which means that not all of the offered shares may be sold. Please remove the statement that to close the offering all of the offered shares must be sold.

Summary Financial Information, page 4

10. Please explain why you have noted that the financial information is unaudited, or remove the reference if appropriate. Additionally, your summary financial information does not agree with amounts provided in your financial statements. Please amend accordingly.

We are Vulnerable to the Current Economic Crisis that May Negatively Affect Our Profitability, page 6

11. We do not understand how the disclosure here is currently applicable. Please avoid inapplicable and boilerplate risk factors.

Our Management Has Limited Prior Experience…, page 6

12. Please disclose the "hi-tech devices" that Mr. Tomski has experience in designing.

Our president and director will allocate only a portion of his time to our business..., page 7

13. Specify the amount of time that your president and director will allocate to your business. We note the disclosure on page 21.

Our executive officers do not reside in the United States. The U.S. stockholders would face difficulty, page 7

14. Please include, as applicable, the difficulty in carrying out operations and targeting North America markets as disclosed on page 19.

We are an "emerging growth company"…, page 7

15. Revise the paragraph beginning "AS AN EMERGING GROWTH COMPANY" so that it is not in large capital letters, which suggest that it might be another risk factor rather than part of the risk factor entitled "WE ARE AN "EMERGING GROWTH COMPANY" AND WE INTEND…"

16. The disclosure on the top of page 8 that "There is no minimum offering of the Asteriko shares and investors will not receive a return of their investment if all shares are not sold" does not appear to be part of a defined risk factor. Please revise.

Use of Proceeds, page 11

17. We note the disclosure that Mr. Ilia Tomski has verbally agreed to loan the company funds to complete the registration process. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation

S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on the Commission's website.

18. We note the disclosure that you plan to borrow funds from management if you raise insufficient funds to implement your business plan. Disclose whether you have any agreement or understanding with management to borrow funds if you raise insufficient funds to implement your business plan.

Dilution, page 13

19. Please amend your disclosures to reflect the actual net tangible book value at June 30, 2104, and adjust your dilution tables to reflect this amended amount.

Plan of Distribution, page 14

20. Please disclose what you plan to advertise on your website. The reference to advertising on your website in this section is inconsistent with the statement that you will not utilize the Internet to advertise your offering. Please revise and advise.

Interest of Named Experts and Counsel, page 16

21. Please tell us how the reference to $100,000 is consistent with the disclosure requirement under Item 509 of Regulation S-K. We note the disclosure on page 17.

Security Ownership of Certain Beneficial Owners and Management, page 25

22. Disclosure that you issued five million shares of common stock to your director on October 19, 2014 is inconsistent with disclosure elsewhere that you issued the five million shares of common stock to your director on May 12, 2014. Please revise.

Description of Product or Services, page 19

23. We note the disclosure that you are in the process of developing technology for creating dynamic colors on a number of materials commonly used for surface decorations. Elaborate on the phases or steps involved in developing the technology, indicate the amount of time required to complete each phase or step involved in developing the technology, indicate at what phase or step you are in developing the technology, and disclose the known or estimated cost for developing the technology as well as who will produce and engage in such development. We note that you have not spent any funds on research and development activities to date.

Sources and Availability of Products, page 20

24. Please disclose what particular industry experience that your president has.

Dependence on One or a Few Major Customers, page 20

The disclaimer that you will not rely on one or a few major customers appears inconsistent with the disclosure on page 26 that you obtained revenue of $3,239 from sales to three customers from your inception on April 17, 2014 to June 30, 2014. Additionally, we note that you filed the contract with Glick-Art as exhibit 10.1 to the registration statement but have provided no disclosure (nor other contracts as exhibits) about the details of this and any other contract or business arrangement. Please reconcile and revise.

Facilities, page 21

25. Please disclose the location of your facilities.

Ilia Tomski, page 21

26. Please disclose the information required by Item 401(c) and (g) of Regulation S-K, including the business experience for the past five years.

Management's Discussion and Analysis, page 25

27. We note the reference to your web services in the fourth paragraph. Please elaborate on your web services here and in the business section.

Plan of Operations, page 26

28. Please reconcile the disclosure on page 27 that you have not started operations with the disclosure that you have generated revenue from sales of product.

Total 4th quarter…, page 29; Total Cost for 12 months…, page 29

29. Based on your disclosures, the total for the 4th quarter is $8,000, not $4,700. Similarly, based on your disclosures, the total cost for 12 months is $29,700, not $25,000. Please revise.

30. Please reconcile the disclosure that your officers do not reside in the United States with the disclosure that your principal executive office is in Valley Cottage, New York.

Statement of Cash Flows, page F-6

Mr. Ilia Tomski
Asteriko Corp.
August 25, 2014
Page 6

31. Please amend your cash flow statement to reflect properly the activity from April 17, 2014 through June 30, 2014. We note that the $6,484 in advances from stockholder is currently not reflected in your cash flow statement.

Note 8 – Subsequent Events, page F-15

32. Please disclose the date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

Exhibit 10.1

33. We note that the contract filed as exhibit 10.1 does not include the price of the product. Please advise whether the $890 that you received in revenue from GLIC-ART (sic) as disclosed on page 26 is the full amount in revenue that you will receive from Glick-Art under the contract filed as exhibit 10.1.

Closing

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

        Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.

Mr. Ilia Tomski
Asteriko Corp.
August 25, 2014
Page 7

Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
        Matheau J.W. Stout, Esq.
        400 East Pratt Street, 8th Floor
        Baltimore, MD 21202